                        [LETTERHEAD OF SANTA FE PACIFIC]

                                                                October 11, 1994

Mr. Drew Lewis
Chairman
Union Pacific Corporation
Martin Tower
Eighth and Eaton Avenues
Bethlehem, Pennsylvania 18018

Dear Mr. Lewis:

  Your October 11, 1994 letter has been reviewed by the Santa Fe Pacific board. The board has concluded that your October 11 letter really adds nothing to your October 5 letter. However, the board has authorized me to ask you to provide us promptly with Union Pacific's "analysis of ICC matters," as referenced in your letter. Unless and until we receive something to change the position set forth in my October 6, 1994 letter to you, that position still stands.

                                               Sincerely,

                                               /s/ Robert D. Krebs